E-Mail: jkarpf@cgsh.com

May 30, 2007

Ms. Jennifer Hardy, Esq.

Division of Corporation Finance

Securities and Exchange Commission

Mail Stop 3561

100 F Street, NE

Washington, DC 20549

Re:	Lumber Liquidators, Inc.

Registration Statement on Form S-1 (File No. 333-142309)

(the “Registration Statement”)

Dear Ms. Hardy:

Thank you for your comments on the above-captioned Registration Statement filed on April 23, 2007 by Lumber Liquidators, Inc. (the “Company”) with the Securities and Exchange Commission (the “Commission”). On behalf of the Company, we hereby transmit, via EDGAR, Amendment No. 1 to the Registration Statement (“Amendment No. 1”) for filing with the Commission. Amendment No. 1 has been revised in response to the Staff’s comments and to reflect certain other changes, such as the updating of interim financial information.

Set forth below are the Company’s responses to the comments contained in your letter dated May 18, 2007. The Staff’s comments, reproduced in bold text, are followed by responses on behalf of the Company. The responses to the Staff’s comments are provided in the order in which the comments were set out in your letter and are numbered correspondingly. Page references below in the Company’s responses are to the page numbers in Amendment No. 1. Unless otherwise noted in this letter, the Company has supplied the information provided in response to each comment and is solely responsible for that information.

Jennifer Hardy

Securities and Exchange Commission

General

1.	Please include all information that is not subject to Rule 430A as soon as possible, including a bona fide estimate of the range of the maximum offering price for the shares and the maximum number of shares offered. This information must be included on the prospectus cover page, as well as in the body of the prospectus. See instruction 1(A) to Item 501(b)(3) of Regulation S-K. We will need adequate time to review this information once it is provided.

The Company acknowledges the Staff’s comment and confirms that it will provide all information required to be disclosed, including a bona fide estimate of the range of the maximum offering price for the shares and the maximum number of shares offered, when that information is available.

2.	Please update your financial statements and related disclosures to include the period ended March 31, 2007.

In response to the Staff’s comment, the Company has made revisions throughout Amendment No. 1, including in the sections entitled “Summary Financial Data,” “Selected Financial Data” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” and has included interim financial statements and the notes thereto on pages F-20 through F-27.

3.	All exhibits are subject to our review. Accordingly, please file or submit all of your exhibits with your next amendment, or as soon as possible. Please note that we may have comments on the legal opinion and other exhibits once they are filed. Understand that we will need adequate time to review these materials before accelerating effectiveness.

The Company acknowledges the Staff’s comment, advises the Staff that it is submitting several additional exhibits in connection with the filing of Amendment No. 1 and confirms that it will file or submit all of its exhibits when they are available.

4.	Prior to the effectiveness of the registration statement, please arrange to have the NASD call us or provide us with a letter indicating that the NASD has cleared the filing.

The Company confirms that, prior to the effectiveness of the Registration Statement, it will arrange to have the NASD call the Staff or provide the Staff with a letter indicating that the NASD has cleared the filing.

Jennifer Hardy

Securities and Exchange Commission

5.	Please do not use smaller type in tables and footnotes as you do on pages 7, 8, 55, and 77, for example.

The Company has made revisions throughout Amendment No. 1 in response to the Staff’s comment. See, for example, pages 8-9, 26-31, 59-60 and 83-84.

Prospectus Summary, page 1

6.	Please present a more balanced discussion of your company, competitive strengths, and growth strategy with the risks that face your company. For example, where you discuss your net sales and operating income, also discuss your net income. Also discuss your stockholder’s deficit and explain why you have a deficit.

The Company has revised the disclosure to include discussions of net income and stockholder’s deficit as requested by the Staff (see pages 1-2). In addition, in response to the Staff’s comment, the Company has substantially revised and expanded its summary discussion of risk factors (see pages 5-6). In light of the significant expansion of this disclosure, the Company respectfully submits that it should not be necessary to further revise the remainder of the summary discussion in order for the “Summary” section to be balanced.

7.	Please explain in the first bullet point on page 2 what you mean by “four-wall basis.”

The Company has revised the disclosure on page 2 in response to the Staff’s comment.

8.	Please disclose the total compensation or other remuneration that each of your directors, executive officers and key employees received or will receive from:

•	cash distributions over the past three years,
•	equity awards granted prior to and in connection with the offering, and
•	any proceeds of this offering.

The Company has revised the disclosure on pages 1-2 in response to the Staff’s comment to describe the cash distribution to Mr. Tom Sullivan in connection with the sale of preferred stock to TA Associates. The Company believes, however, that describing all equity awards received by directors, officers and employees prior to and in connection with the offering does not provide significantly useful additional disclosure to investors, as that information is described (with respect to prior awards) elsewhere in the prospectus or (with respect to equity grants in connection with the offering) elsewhere in the “Summary” (see page 7). The Company notes that, prior to the TA Associates transaction, Mr. Sullivan was the sole shareholder and sole director of the Company, that his salary prior to that time was approximately $100,000, and that the Company distributed cash to Mr. Sullivan from time to time, including in particular in connection with the payment of taxes on Mr. Sullivan’s deemed income as the owner of an “S” corporation. In addition, the Company believes that it would be better not to provide

Jennifer Hardy

Securities and Exchange Commission

incomplete compensation-related information in this respect, and notes that such information is disclosed in full pursuant to the Commission’s rules under the section entitled “Management”.

The Company also hereby advises the Staff that, currently, its expectation is that Mr. Sullivan and funds associated with TA Associates will be the only selling shareholders and, accordingly, the only director, officer or employee directly receiving any proceeds from the offering will be Mr. Sullivan. The proceeds to those two sellers will be disclosed on the cover page of the prospectus, as will the fact that Mr. Sullivan will be selling shares in the offering, while the breakdown of shares to be sold will be disclosed elsewhere in the prospectus.

9.	If true, please disclose that you will be considered a “controlled” company under the New York Stock Exchange rules and what that means with respect to your corporate governance.

The Company supplementally advises the Staff that it does not intend to take advantage of the “controlled” company exemptions under the New York Stock Exchanges rules.

10.	Please disclose the basis for your assertion that you are the largest specialty retailer of hardwood flooring in the United States. If you funded or were otherwise affiliated with any of the studies or reports you cite, please disclose this. Note that if any of this information was prepared by a third party for inclusion in this registration statement, you should file the consent of such party as an exhibit. Otherwise, please confirm that these sources are widely available to the public. If you do not have appropriate independent support for a statement, please revise the language to make clear that this is your belief based on your experience in the industry, if true.

In response to the Staff’s comment, the Company has revised the disclosure in the “Summary” (page 1) and “Business” (page 51) to indicate that its assertion that it is the largest specialty retailer of hardwood flooring in the United States is based on information provided in articles published by two trade magazines that are not affiliated with the Company – Floor Covering Weekly and Floor Focus – and the Company’s experience in the industry. The Company has supplementally provided copies of those two articles to the Staff under separate cover. No information was prepared by third parties specifically for inclusion in the registration statement in connection with information relating to the hardwood flooring industry. The Company confirms that the sources it has cited are widely available to the public (although the Catalina Research study is not available free of charge).

Risk Factors, page 9

We will incur increased costs…, page 16

Jennifer Hardy

Securities and Exchange Commission

11.	You state that you will incur additional costs if you identify any issues in complying with the Sarbanes-Oxley Act. Please disclose whether you have identified any material deficiencies related to your disclosure controls or internal controls.

The Company has revised the disclosure on page 17 in response to the Staff’s comment.

Use of Proceeds, page 20

12.	We note that you are registering a $150 million offering and intend to repay approximately $7.9 million in debt and use the remainder for general corporate purposes. Please tell us the approximate amount of total aggregate offering price represented by the selling shareholders. If you have no further specific material uses for the majority of proceeds, please state this and discuss the principal reasons for the offering pursuant to Item 504 of Regulation S-K.

The Company has revised the disclosure on page 21 in response to the Staff’s comment to expand the discussion of the principal reasons for the offering. The Company supplementally advises the Staff that the aggregate value of the shares to be offered by the Company in the offering is expected to be $50.0 million. The expected aggregate value of the shares to be offered by the selling stockholders is $100.0 million, and the selling stockholders are also expected to provide any overallotment option shares. The Company believes that if the aggregate value of shares to be offered were increased, that increase would most likely result from an increase in the number of shares offered by the selling stockholders.

Dividend Policy, page 20

13.	Please quantify the aggregate amount of shares distributed to Tom Sullivan in connection with the common stock dividend and quantify the value of this dividend. Disclose how the determinations were made for the 2004 cash and stock dividend distributions to Tom Sullivan and why they were issued. Also explain who made these determinations.

In response to the Staff’s comment, the Company has revised the disclosure in Amendment No. 1 to clarify that the stock dividend to its sole shareholder was the means by which it effected a 150,000 to 1 stock split at the time of the TA Associates transaction. Accordingly, that dividend did not have any independent value. The Company has also expanded its disclosure relating to the cash distribution in response to the Staff’s comment to indicate that the transactions were approved by Mr. Sullivan, our sole shareholder and sole director at that time.

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 31

14.	In the first risk factor, you disclose your dependency on the home building industry. Please disclose any trends or uncertainties that you reasonably expect will have a

Jennifer Hardy

Securities and Exchange Commission

material impact on net sales or revenues or income from continuing operations. See Item 303(a)(3)(ii) of Regulation S-K. In addition, please provide appropriate risk factor disclosure, if material, including any risks relating to recent housing sales and refinancing market trends.

The Company has revised the disclosure on page 10 (“Risk Factors”) and page 33 (“Management’s Discussion and Analysis of Financial Condition and Results of Operations”) in response to the Staff’s comment.

Critical Accounting Policies and Estimates, page 44

15.	Your current disclosure refers the reader to Note 1 of your financial statements for your significant accounting policies, which includes your critical accounting policies. Note 1 of your financial statements makes no distinction concerning which of your accounting policies you consider critical. We believe that your disclosures under critical accounting policies should address and discuss the material assumptions underlying your estimates and the potential impact of changes in your estimates for the critical accounting policies identified. Please revise. See Release No. 33-8350.

The Company has revised the disclosure on page 48 to delete the cross-reference on page 48 in response to the Staff’s comment. The Company respectfully submits to the Staff that with respect to the three critical accounting policies identified in the MD&A – Recognition of Net Sales, Equity Compensation and Merchandise Inventories – no additional disclosure should be required for the reasons set forth below:

•

The Company believes that “Recognition of Net Sales” is a critical accounting policy given the nature of the policy and its importance to the financial statements. Under the Company’s policy, net sales are reduced by an allowance for anticipated sales returns based on historical sales trends and experience. The calculation does not include complex estimations, and the returns allowance has not been significant in the past. Any reasonably likely changes (that may occur) in the assumptions used in determining this allowance are not expected to have a material impact on the financial condition or operating performance of the Company. As a result, the Company does not believe expansion of the disclosure in the Registration Statement is merited or required.

•

The Company believes that “Equity Compensation” is a critical accounting policy given the significance of stock compensation expense in prior periods and the number of assumptions that must be developed in determining such compensation expense. With respect to stock options, the Company has disclosed the key assumptions used in determining the fair value of these options. Equity compensation expense in future periods will depend on the assumptions used at the time the options are granted and, more importantly, the number of options granted in the future which cannot be forecast at this time. With respect to the stock-based agreement between Tom Sullivan and Kevin Sullivan, which is accounted for as a variable performance plan, the Company has disclosed the

Jennifer Hardy

Securities and Exchange Commission

formula for determining the performance criteria. We have also disclosed that certain estimates are required to calculate this compensation expense. As this arrangement will cease to exist at the time of consummation of the IPO, the Company does not believe expansion of it disclosures to address reasonably likely changes in the key assumptions underlying this compensation arrangement would be merited or meaningful to investors.

•

The Company believes that “Merchandise Inventories” is a critical accounting policy given the nature of the policy and the significance of this asset to our financial statements. The Company’s policy is very straightforward and does not include complex estimations in the process. Merchandise inventories are reduced by a reserve for loss or obsolescence based upon historical results and current sales trends. This reserve totaled less than 1.4% of merchandise inventories at December 31, 2006. The Company believes that any reasonably likely changes (that may occur) in the assumptions used in determining this reserve are not expected to have a material impact on the financial condition or operating performance of the Company. As a result, the Company does not believe expansion of the disclosure in the Registration Statement is merited or required.

Management, page 67

Executive Officers and Directors, page 67

16.	Please describe any arrangement or understanding between any executive officer or director and any other person(s) pursuant to which he was or is to be selected as an officer or director. See Item 401(a) and (b) of Regulation S-K. We note that the stockholders agreement contains provisions regarding board members to be nominated to the board.

The Company has revised the disclosure on page 72 in response to the Staff’s comment.

Compensation Discussion and Analysis, page 73

17.	Please discuss your Chairman’s and CEO’s role in the compensation-setting process and clearly state who made the compensation decisions you refer to throughout your CD&A. We note your disclosure on page 73; however, please clarify your statements that Tom Sullivan and Jeff Griffiths were “largely responsible” for making previous compensation decisions.

The Company has revised the disclosure on pages 78-79 in response to the Staff’s comment.

18.

Please refer to the last paragraph of Section II.B in Release No. 37-8732A, which states that a principal executive officer’s compensation should be discussed separately where the policy or decisions for that executive officer are materially different. Please revise your CD&A to discuss in more detail your executive

Jennifer Hardy

Securities and Exchange Commission

officer’s compensation, as certain amounts listed in your Summary Compensation Table appear to be based on policies or decisions that are materially different from the policies or decisions for your other executive officers.

The Company has revised the disclosure in several places in the CD&A on pages 78-81 in response to the Staff’s comment.

19.	Since you refer to the amount of compensation paid by other similarly sized retail businesses, please include the benchmarking information called for by Item 402(b)(2)(xiv) of Regulation S-K.

The Company has revised the disclosure in the CD&A to delete the reference to benchmarking in response to the Staff’s comment.

20.	Please analyze how individual roles and performance factor in to the compensation amounts you disclose.

The Company has revised the disclosure on pages 80-81 in response to the Staff’s comment.

21.	With regard to company performance, we note that you have not disclosed any specific items of corporate performance that are evaluated or target levels of corporate performance. Please disclose the items of corporate performance that are measured and the target levels. If you believe that disclosure of the target levels would cause you competitive harm, using the standard you would use if requesting confidential treatment, please discuss this supplementally. In that case, note that you must still include disclosure that explains how difficult it will be for the executive or how likely it will be to achieve the undisclosed target levels. We may have additional comments on whether you have met the standards for treating the information confidentially. Please see instruction 4 to Item 402(b) of Regulation S-K.

The Company respectfully submits to the Staff that it believes disclosing the specific performance targets that it applied under the bonus plan would cause us competitive harm. The Company believes that if it were to reveal its performance targets to its competitors, that would reveal the Company’s aggressive growth strategy through, among other things, new store openings, which the Company believes would be detrimental to the implementation of its overall business strategy.

In addition, even if the Staff were to disagree with the Company’s view that disclosure of its target levels would cause the Company competitive harm, the Company does not believe that disclosure of the specific target levels is material to an understanding of its compensation programs. In considering “materiality”, the Company notes, first, its belief that materiality should be measured by reference to understanding the compensation program, not to other factors. Item 402(b)(1) states that an issuer’s CD&A “shall describe . . . how the registrant determines the amount (and, where applicable, the

Jennifer Hardy

Securities and Exchange Commission

formula) for each element to pay.” The list in Item 402(b)(2) of information that may be material in responding to the requirements of Item 402(b)(1) includes, in clauses (vi) and (vii), references to how specific forms of compensation are structured and implemented to reflect the issuer’s performance and the executive officer’s individual contribution to company performance, respectively. The Company also believes that the emphasis of this disclosure requirement appears to be on providing a materially complete picture of how the compensation program is structured and implemented. Instruction 5 to Item 402(b) discusses disclosure of target levels that are non-GAAP financial measures, indicating again that the rules contemplate disclosure of target levels to the extent that they are material to understanding of an element of the compensation program.

As discussed in detail in the Company’s CD&A, 50% of an executive officer’s bonus under the Company’s compensation plan is based on an objective determination of whether the Company achieved a specific target level of achievement. The remaining 50% of the executive officer’s bonus is based on a subjective assessment of that individual’s performance during the applicable year. In 2006, the Company’s chief executive officer and Board of Directors set aggressive target levels in respect of our objective performance, and the Company has indicated in the CD&A that the belief was that it would be difficult to achieve those performance levels. The subjective portion of an individual executive officer’s bonus was determined by the chief executive officer or, in the case of the chief executive officer, the Board, based on a discretionary assessment of that individual’s performance. In response to the Staff’s comment, the Company has revised its CD&A to include, in tabular form, an illustration of the maximum target bonus an individual could have achieved had the target levels of achievement been satisfied, and the amount of bonuses that were actually earned by, and paid to, the Company’s named executive officers. The Company believes that this presents investors with the information needed to an understanding, complete in all material respects, of the structure and operation the Company’s bonus plan as an element of compensation. The Company respectfully submits that that disclosure of the actual target levels would neither enhance nor be material to a shareholder’s understanding of the compensation of its named executive officers.

Certain Relationships and Related Party Transactions, page 82

22.	Please discuss your policies and procedures regarding transactions with related persons, consistent with the requirements of Item 404(b) of Regulation S-K.

The Company has revised the disclosure on page 90 in response to the Staff’s comment to describe the related party transactions policy that it intends to adopt prior to the consummation of the offering.

Jennifer Hardy

Securities and Exchange Commission

Investment by TA Associates, page 82

23.	Please disclose the number of shares of common stock that TA Associates will receive upon conversion of their convertible preferred stock. Disclose that they will be selling this stock in the offering.

The Company has revised the disclosure on page 88 in response to the Staff’s comment to disclose the number of shares of common stock that TA Associates will receive upon conversion of its convertible preferred stock. The Company notes that, although TA Associates will convert all of its preferred shares into common shares in connection with the offering, the specific number of shares that TA Associates will sell in the offering has not yet been determined.

Other Matters Involving Tom Sullivan, page 83

24.	Disclose the number of shares Kevin Sullivan will receive.

The Company has revised the disclosure on pages 89-90 in response to the Staff’s comment to describe the method that will be used to calculate the number of shares that Kevin Sullivan will receive pursuant to the stock-based agreement. Since the number of shares will not be determined until immediately prior to completion of the offering, the Company proposes to provide an estimate of the number of shares that would have been issuable under the option as of May 31, 2007, which should approximate the number of shares that Kevin will receive given the method of calculation.

25.	Please disclose the use of proceeds from the loan from the company to Tom Sullivan.

The Company has revised the disclosure on page 90 in response to the Staff’s comment.

Registration Rights Agreement, page 83

26.	We note that you have a registration rights agreement with TA Associates Funds. Please disclose how you have considered EITF 05-4 and clarify which view, presented in Issue Summary No. 1 for the June 15-16, 2005 Meeting, you have adopted. In addition, please include a comprehensive discussion of how you considered FASB Staff Position No, EITF 00-19-2 in determining whether this arrangement should be separately recognized and measured in accordance with FAS 5.

The Company respectfully submits to the Staff that EITF 05-04, The Effect of a Liquidated Damages Clause on a Freestanding Financial Instrument Subject to EITF 00-19, “Accounting for Derivative Financial Instruments Indexed to, and Potentially Settled in, a Company’s Own Stock”, is not applicable with regard to the Company’s registration rights agreement with TA Associates Funds (the “Registration Rights Agreement”), as the Registration Rights Agreement does not include a liquidated damages clause and provides no penalty for liquidated damages.

Jennifer Hardy

Securities and Exchange Commission

Specifically, the Registration Rights Agreement provides that holders of Registrable Securities (as defined therein) will not have adequate remedy if the Company fails to comply with the terms of the Agreement and that damages “will not be readily ascertainable,” and the Company expressly agrees in the Registration Rights Agreement “that, in the event of such failure, it shall not oppose an application by any holder of Registrable Securities or any other Person entitled to the benefits of this Agreement requiring specific performance of any and all provisions hereof or enjoining the Company from continuing to commit any such breach of this agreement.”

Management has concluded that this provision is the only reference to damages in the Registration Rights Agreement and neither represents a stand alone financial instrument nor requires adjustment to the liability recorded with regard to the Redeemable Preferred Stock. Accordingly, neither EITF 00-19-2 nor Issue Summary No. 1 for the June 15-16 Meeting, which discusses whether an existing liquidated damages penalty clause should be accounted for as a stand alone or combined financial instrument, is applicable to the Registration Rights Agreement.

Other Matters Involving Tom Sullivan, page 83

27.	Please disclose the terms of the agreement between Tom and Kevin Sullivan and file this agreement as an exhibit. Disclose how many or the range of shares and percentage of the company Kevin Sullivan would own after the offering.

The Company has revised the disclosure on pages 89-90 in response to the Staff’s comment. The Company has filed the agreement as exhibit 10.09 to Amendment No. 1.

Where You Can Find Additional Information, page 95

28.	Please revise the last sentence in the first paragraph that qualifies statements you make in the prospectus by reference to information outside of the prospectus. Rule 411(a) permits this type of qualification only where contemplated by the form.

The Company has revised the disclosure on page 103 in response to the Staff’s comment.

Report of Independent Registered Public accounting firm, page F-2

29.	Please tell us why your auditors report does not make reference to the standards of the Public Company Accounting Oversight Board (United States).

The Company’s independent registered public accounting firm has revised its report in response to the Staff’s comment.

Note 1. Summary of Significant Accounting Policies, page F-7

General

Jennifer Hardy

Securities and Exchange Commission

30.	Please revise to include a discussion of your accounting policy relating to your operating segments. In this regard, please explain to us how you determined your operating segments and how you aggregated these operating segments into your reporting segments based on the criteria outlined in paragraph 17 of SFAS 131. Please also provide us copies of the internal reports used by your CODM. In addition, to the extent that you determine you have more than one reporting segment, please revise your MD&A to include a discussion of the operating results of each of your reporting segments.

The Company operates as a single business segment with a fully-integrated, multi-channel retail model selling products through stores, a call center, a catalog and an Internet website. National advertising is a significant component of the Company’s sales strategy, building brand loyalty to the Lumber Liquidators name and proprietary products rather than emphasizing a particular sales channel. As described in the Registration Statement, the Company believes a majority of customers shop using more than one sales channel. The Company utilizes attributes of each sale channel to drive orders across the other sales channels. For example, all non-store sales channels provide the nearest store location, and in turn, store associates help educate customers on flooring alternatives through the website, which can be accessed in the store.

Paragraph 10 to SFAS 131 defines an operating segment as a component of an enterprise (i) that engages in business activities from which it may earn revenues and incur expenses (including revenues and expenses relating to transactions with other components of the same enterprise); (ii) whose operating results are regularly reviewed by the enterprise’s chief operating decision maker (“CODM”) to make decisions about resources to be allocated to the segment and assess its performance and (iii) for which discrete financial information is available.

The Company’s CODM is currently Jeff Griffiths, our President and Chief Executive Officer. Mr. Griffiths leads our organization through six senior executives who report directly to him. Each of these executives (four senior vice presidents, in-house counsel and the chief financial officer) leads a functional/operational area of our organization (store operations, direct marketing and advertising, merchandising, information technology, legal, finance). No one other than Mr. Griffiths has direct responsibility for the Company’s overall results of operations.

The information made available to the CODM reinforces the Company’s identification of a single operating segment. The Company has provided copies of the internal reports used by the CODM supplementally under separate cover. The majority of the information received by Mr. Griffiths is at the total company level, such as sales information including comparable store sales and sales by product line, expenses by type, income statements, balance sheets, etc. While certain financial information (such as sales, gross margin and inventory levels) of individual stores are available in the information reviewed by the CODM, the CODM does not regularly evaluate operations on a by-store basis to determine resource allocation to each store. Decisions regarding store performance are determined by the senior vice president of store operations, who reports to Mr. Griffiths. In addition, various expenses such as corporate expenses and national advertising expenses are not allocated to the store level. All liabilities, except for customer deposits and all assets, except inventories are only reviewed at the total company level. All retail pricing is determined by corporate executives, and our stores have limited capability to vary from those set prices. All national advertising programs are developed, managed and approved by corporate executives, and virtually no other advertising decisions are made at the store level.

As the Company determined it had only one operating segment, we did not perform an evaluation of the aggregation criteria in paragraph 17 of SFAS 131. Had such an evaluation been performed we believe all of our stores have similar economic characteristics including similar long-term average gross margins. Further our stores are similar in each of the following areas:

Nature of the products and services

We sell similar lines of products, including hardwood flooring, engineered flooring, bamboo and cork flooring, laminate flooring and accessories, through all of the 97 Lumber Liquidators stores located in 40 states, the Company’s call center, its catalog and website.

Jennifer Hardy

Securities and Exchange Commission

Nature of the production processes

The products offered for sale are produced in the same countries by the same vendors using similar production processes.

Type or class of customer for products and services

All of the Company’s sales are made to retail customers.

Methods used to distribute products and services

The Company believes that the type or class of customer is the same across each of the Company’s sales channels and again, encourages its customers to utilize and order products through any of its sales channels.

Nature of the regulatory environment

All of the Company’s sales are subject to the same regulatory environment.

We have added the following disclosure to our Nature of Business disclosure in Note 1 to clarify we currently operate in a single operating segment on page F-7: “… operating as a single business segment.”

Stock-Based Compensation, page F-10

31.	We note that you refer to a “third party, professional valuation advisor”. Either identify this expert or delete your reference. We remind you that if you identify and refer to experts, you must include their consent. Refer to Section 436(b) of Regulation C.

The Company has revised the disclosure on page F-10 and in the MD&A in response to the Staff’s comment to delete the reference to a third-party advisor.

Jennifer Hardy

Securities and Exchange Commission

Note 7. Stock Based Compensation, page F-15

32.	Please provide us with a reconciliation of the amounts disclosed for stock based compensation in your statements of stockholders’ equity (deficit), your statements of cash flows and this footnote.

The Company supplementally provides below a reconciliation of the amounts identified by the Staff:

	Year Ended December 31,
	2006	2005	2004
Stock-based compensation from statements of cash flows (also disclosed in Note 7)	$1,449	$3,306	$3,024
Less: Stock-based compensation under the Variable Plan (1)	(1,040)	(3,133)	(2,938)
Stock-based compensation expense from statements of stockholder’s equity (deficit)	$409	$173	$86

(1)	The Variable Plan compensation expense is recorded as a separate line item on the Company’s balance sheet.

Note 10. Net Income Per Common Share, page F-18

33.	Please tell us, and revise your disclosure to clarify, why you have equity instruments that are anti-dilutive in your calculation of diluted net income per common share.

The Company has revised the disclosure on page F-18 in response to the Staff’s comment to make clear that no anti-dilutive equity instruments are included in the calculation of diluted net income per common share.

Note 12. Commitments and Contingencies, page F-19

34.	Based on your current disclosures, it is unclear whether you believe a material loss is possible related to the Clifford Wayne Bassett matter and the Former Executive matter. Please revise to clarify. If a material loss is reasonably possible, please also provide the additional disclosures required by FAS 5 and SAB Topic 5Y.

The Company has revised the disclosure on page F-19 in response to the Staff’s comment.

*        *        *        *        *

Please direct any comments or questions regarding this filing to Jeffrey D. Karpf at (212) 225-2864 or James D. Small at (212) 225-2015.

Jennifer Hardy

Securities and Exchange Commission

Very truly yours,

/s/ JEFFREY D. KARPF

Jeffrey D. Karpf

Enclosure

cc:	Brigitte Lippman

Patricia Armelin

John Cash

    Securities and Exchange Commission

Jeffrey W. Griffiths

Daniel E. Terrell

E. Livingston B. Haskell

    Lumber Liquidators, Inc.

Robert E. Buckholz, Jr.

    Sullivan & Cromwell LLP